Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144201

PROSPECTUS SUPPLEMENT No. 4

Clean Diesel Technologies, Inc.
Prospectus Supplement No. 4 dated April 7, 2008
(To Prospectus dated October 4, 2007)

2,800,000 Shares of Common Stock

This Prospectus Supplement No. 4 supplements and should be read in conjunction with the Prospectus dated October 4, 2007 and the Prospectus Supplement No. 1 dated November 14, 2007, Prospectus Supplement No. 2 dated January 3, 2008 and Prospectus Supplement No. 3 dated March 19, 2008. On April 7, 2008, we filed with the Securities and Exchange Commission our definitive Notice of Meeting and Proxy Statement for our annual meeting of stockholders on May 13, 2008 on Form DEF14A.  That form DEF14A is attached to this Supplement No. 4.  Unless otherwise defined in this Supplement No. 4, capitalized terms have the same meanings as set forth in the prospectus.

The date of this prospectus supplement is April 7, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 14A
(Rule 14a-101)

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CLEAN DIESEL TECHNOLOGIES, INC.
300 Atlantic Street, Suite 702
Stamford, CT  06901
________________________________________

Notice of Annual Meeting of Stockholders
To be Held May 13, 2008
________________________________________

To the Stockholders of Clean Diesel Technologies, Inc.:

The annual meeting (the “Meeting”) of stockholders of Clean Diesel Technologies, Inc., a Delaware corporation (“Clean Diesel”), will be held at 2:00 p.m., Tuesday, May 13, 2008, at The Stamford Marriott Hotel and Spa, 243 Tresser Blvd., Stamford, Connecticut 06901, U.S.A. to consider and vote upon the following items, each of which is explained more fully in the attached Proxy Statement.  We have enclosed a proxy card for your use in voting.

1.	To elect six (6) directors;
2.	To ratify the appointment of Eisner LLP as independent auditors for the year 2008; and
3.	To transact any other business that may properly come before the meeting or any adjournment.

Only holders of our Common Stock of record at the close of business on March 14, 2008 are entitled to notice of and to vote at the meeting.

Following the meeting there will be a presentation of our business activities and an opportunity for stockholders to ask questions.

The Clean Diesel Technologies, Inc. Annual Report for 2007 is enclosed with this Notice of Meeting and Proxy Statement.

By Order of the Board of Directors

/s/  Charles W. Grinnell

Charles W. Grinnell
Secretary

Stamford, Connecticut
April 1, 2008

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS REQUESTED THAT YOU PROMPTLY FILL OUT, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM TO THE SENDER IN THE ENCLOSED RETURN ENVELOPE.

STOCKHOLDERS IN GREAT BRITAIN SHOULD FORWARD THEIR PROXY CARDS TO CAPITA IRG, THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT BR3 4TU, U.K. AND ALL OTHER STOCKHOLDERS TO AMERICAN STOCK TRANSFER AND TRUST COMPANY, 6201 15TH AVENUE, THIRD FLOOR, BROOKLYN, NY 11219, U.S.A.

CLEAN DIESEL TECHNOLOGIES, INC.

_______________

Proxy Statement
_______________

The Meeting and Form of Proxy

The Board of Directors of Clean Diesel Technologies, Inc., a Delaware corporation, is soliciting your votes on the enclosed form of proxy.  The proxy is for your use in voting your Clean Diesel shares at the 2008 annual meeting of stockholders.  The meeting will be at 2:00 p.m. on Tuesday, May 13, 2008 at The Stamford Marriott Hotel and Spa, 243 Tresser Blvd., Stamford, Connecticut 06901, U.S.A.  Any one of the persons you appoint on the form of proxy will be your representative to vote your shares according to your instructions at the meeting and at any adjournments.

Shares Eligible to Vote; Quorum

The record date for the meeting is March 14, 2008.  You may vote at the meeting in person or by proxy but only if you were a stockholder of Clean Diesel Common Stock at the close of business on the record date.  At the record date, according to the records of our transfer agents, American Stock Transfer and Trust Company and Capita IRG, we had 8,137,650 shares of Common Stock outstanding.  That is the total number of shares of Common Stock that the stockholders may vote at the meeting.  The Common Stock is our only outstanding security.  You may cast one vote for each share you hold.  You may examine a stockholders list showing the stockholders at the record date at the Company address printed on the Notice of Meeting.  That list will also be available for inspection at the meeting.

The quorum for the meeting, in other words, the number of shares required to be present for a legally constituted meeting, is the presence in person or by proxy of at least 2,712,550 shares of Common Stock, representing one-third of the outstanding shares.  Abstentions and broker non-votes are counted in determining whether a quorum is present, but are not counted in the calculation of the vote.

Form of Proxy; Revocability

You may appoint a proxy, or representative, at the meeting other than the persons named on the enclosed form of proxy.  If you do wish to appoint some other person, who need not be a stockholder, you may do so by completing another form of proxy for use at the meeting.  Completed forms of proxy should be mailed promptly to the transfer agent in the enclosed return envelope.  You may also vote electronically via the internet and we encourage you to do so. Instructions for electronic voting are printed on your proxy form.

You may revoke your proxy at any time before it is voted, including at the meeting.  If you sign and return your proxy and do not revoke it, the proxy holders will vote the shares it represents at the meeting in accordance with your instructions.  If the proxy is signed and returned without specifying choices, the shares will be voted in accordance with the recommendations of the Board.

Proxy Solicitation; Distribution

Members of the Board and our executive officers and representatives of the Company’s transfer agents may solicit stockholders' proxies.  We will bear the cost of proxy solicitation, if any.

We distributed this Proxy Statement and the accompanying Annual Report to Stockholders, commencing April 10, 2008.

1.	ELECTION OF DIRECTORS

We are asking you to vote for the election of six nominees as directors of Clean Diesel.  The nominees were recommended by the Compensation and Nominating Committee of the Board.  The term of office of each director is until the 2009 annual meeting or until a successor is duly elected or, if before then, a director resigns, retires or is removed by the stockholders.

The Nominees

The nominees are John A. de Havilland, Derek R. Gray, Charles W. Grinnell, John J. McCloy II, David F. Merrion and Bernhard Steiner.  These nominees are all incumbents.  Biographical information is set out below under the caption “Directors and Executive Officers of Clean Diesel.”  Details concerning directors’ compensation are set out below under the captions “Executive Compensation” and “Directors Compensation.”

The following table sets forth certain information with respect to each person nominated and recommended to be elected as a director of Clean Diesel.

Name	Age	Director Since

John A. de Havilland	70	1994
Derek R. Gray	74	1998
Charles W. Grinnell	71	1994
John J. McCloy II	70	2005
David F. Merrion	71	2006
Bernhard Steiner	59	2004

Availability

The nominees have all consented to stand for election and to serve, if elected.  If one or more of these nominees becomes unavailable or declines to accept election as a director, votes will be cast for a substitute nominee, if any, designated by the Board on recommendation of the Compensation and Nominating Committee.  If no substitute nominee is designated prior to the election, the individuals named as proxies on the enclosed proxy card will exercise their judgment in voting the shares that they represent, unless the Board reduces the number of directors and eliminates the vacancy.

Plurality Voting

A motion will be made at the meeting for the election as directors of the above mentioned six nominees.  Under Delaware law and Clean Diesel’s Bylaws, a vote by a plurality of the shares voting is required for the election of directors.  Under plurality voting, directors who receive the most “for” votes are elected; there is no “against” option and votes that are “withheld” or not cast are disregarded in the count.  If a nominee receives a plurality of votes but does not, however, receive a majority of votes, that fact will be considered by the Compensation and Nominating Committee in any future decision on nominations.

The affirmative vote of a plurality of the shares voting is required to elect the nominees as directors.  The Board recommends a vote FOR each of the nominees.

DIRECTORS AND EXECUTIVE OFFICERS

John A. de Havilland has been a director of Clean Diesel since its inception.  Mr. de Havilland was a director of J. Henry Schroder Wagg & Co. Ltd., a merchant bank, from 1972 until his retirement in 1989.  Except for the period of April through December 1998, Mr. de Havilland was a Managing Director of Fuel-Tech N.V., (now Fuel Tech, Inc.) a pollution control company, from 1987 through March 1, 2002.

Derek R. Gray has been a director of Clean Diesel since 1998.  Mr. Gray has been Managing Director of S G Associates Limited, a United Kingdom fiscal advisory firm, since 1971 and a director of Velcro Industries N.V., a manufacturing company, since 1974.

Charles W. Grinnell has been Vice President, General Counsel and Corporate Secretary of Clean Diesel since its inception and has held the same positions with Fuel Tech, Inc. since 1987.  Mr. Grinnell, a director of Fuel Tech, Inc., is engaged in the private practice of corporate law in Stamford, Connecticut.

John J. McCloy II has been a director of Clean Diesel since June 2005.  He is a private investor concentrating on venture capital and early stage investment projects in a variety of industries.  He is Chairman of Gravitas Technology, Inc., an information technology company; the Sound Shore Mutual Fund, Inc.; Ashland Management, Inc., an investment advisory firm; the American Council on Germany; and a member of the U.S. Council on Foreign Relations.  He was also a director of NCT Group, Inc., a technology company, from 1986 to February 2007.

David F. Merrion has been a director of Clean Diesel since June 2006 and Chairman of the Clean Diesel Technical Advisory Board since January 10, 2005.  He is the principal of David F. Merrion LLC, a consulting practice.  Mr. Merrion is a retired Executive Vice President - Engineering of Detroit Diesel Corporation, his employer from 1988 to 1999.  He has been a director of Hy-Drive Technologies, Ltd., a hydrogen technology company, since 2007 and Chairman of Greenvision Technology, LLC, an intellectual property holding company, since 2000.

Dr. Bernhard Steiner became Chief Executive Officer of Clean Diesel on September 14, 2004 and President on January 25, 2006.  Dr. Steiner held Executive Director positions from 2003 at both Wayfinder Systems AB of Sweden, a navigation and location software development company, and OWR AG, a leading nuclear, biological and chemical protection solutions company.  He continues as a non-executive director at both companies.  From 1999 until 2003, Dr. Steiner was General Manager of the Software Solutions Group of Motorola, Inc., an electronics company.  From 1994 until 1999, he was Chairman and Chief Executive of the NXT PLC Group companies Wharfedale and Mission and from 1996, Group Managing Director of NXT PLC.  Dr. Steiner, a graduate of the University of St. Gallen, Switzerland, has also during his business career held executive sales and marketing positions at Canon, Sony and Amstrad PLC.

Timothy Rogers, 46, has been Executive Vice President - International Operations since January 25, 2006; had been Vice President – International of Clean Diesel from February 21, 2004; and had been a consultant to Clean Diesel from September 30, 2003.  From 2002 to September 2003, he was Director of Sales and Marketing of ADAS Consulting, Ltd. and from 1993 to 2002, was a Director of Adastra, a wholly owned-subsidiary of Associated Octel Company, Ltd., a U.K.-based multinational petrochemical company.

Ann B. Ruple, 56, has been Vice President, Treasurer and Chief Financial Officer of Clean Diesel since December 13, 2006.  Previously she had been Director, Financial Reporting, Planning and Analysis of NCT Group, Inc., a technology company, her employer since 1998.  Ms. Ruple is a Certified Public Accountant and holds an MBA Degree.

Dr. Walter G. Copan, 54, has been Executive Vice President - North American Operations & Chief Technology Officer of Clean Diesel since January 25, 2006; and he had been Vice President and Chief Technology Officer from August 3, 2005 when he joined Clean Diesel.  Previously, Dr. Copan had been Principal Licensing Executive, Technology Transfer, of the National Renewable Energy Laboratory of the U.S. Department of Energy since June 2003; and before that had been Managing Director, Technology Transfer and Licensing of The Lubrizol Corporation, a specialty chemicals company, his employer since 1975.

There are no family relationships among any of the director nominees or executive officers.  Please also see the text below under the captions “Certain Relationships and Related Transactions.”

Committees of the Board

The standing Committees of the Board are an Audit Committee and a Compensation and Nominating Committee.  Messrs. de Havilland, Gray and McCloy are the members of the Audit Committee.  Messrs. de Havilland, McCloy and Merrion are the members of the Compensation and Nominating Committee.  Mr. Gray is Chairman of the Audit Committee.  Mr. de Havilland is Chairman of the Compensation and Nominating Committee.  The Charters of the Audit and the Compensation and Nominating Committees are available for viewing on the Clean Diesel web site <www.cdti.com>.

The Audit Committee

The Audit Committee is responsible for review of audits, financial reporting and compliance, and accounting and internal controls policy.  For audit services, the Audit Committee is responsible for the engagement and compensation of independent auditors, oversight of their activities and evaluation of their independence.  The Audit Committee has instituted procedures for receiving reports of improper record keeping, accounting or disclosure.  The Board has also constituted the Audit Committee as a Qualified Legal Compliance Committee in accordance with Securities and Exchange Commission regulations.

In the opinion of the Board, each of the voting members of the Audit Committee has both business experience and an understanding of generally accepted accounting principles and financial statements enabling them to effectively discharge their responsibilities as members of that Committee.  Moreover, the Board has determined that Mr. Gray is a financial expert within the meaning of Securities and Exchange Commission regulations.  In making this determination the Board considered Mr. Gray’s formal training, and long experience in accounting and auditing and his former service for many years as the Chairman of the Audit Committee of another reporting company under the Securities Exchange Act.

Compensation and Nominating Committee

The Compensation and Nominating Committee is responsible for establishing executive compensation and administering Clean Diesel’s Incentive Compensation Plan and also identifies director nominees for election to fill vacancies on our Board.  Nominees are approved by the Board on recommendation of the Committee.

In evaluating nominees, the Committee particularly seeks candidates of high ethical character with significant business experience at the senior management level who have the time and energy to attend to Board responsibilities.  Candidates should also satisfy such other particular requirements that the Committee may consider important to our business at the time.  When a vacancy occurs on the Board, the Committee will consider nominees from all sources, including stockholders, nominees recommended by other parties, and candidates known to the Directors or our management.  The Committee may, if appropriate, make use of a search firm and pay a fee for services in identifying candidates.  The best candidate from all evaluated will be recommended to the Board to consider for nomination.

Stockholders who wish to recommend candidates for consideration as nominees should on or before January 1 in each year furnish in writing detailed biographical information concerning the candidate to the Committee addressed to the Corporate Secretary of Clean Diesel at the address set out on the Notice of Meeting.

Compensation & Nominating Committee Interlocks and Insider Participation

There were no Compensation and Nominating Committee interlocks or insider, i.e. employee, participation during 2007.

Corporate Governance

Director Independence

Messrs. Gray, de Havilland, McCloy and Merrion are independent directors under the definition of NASDAQ Rule 4500(a)(15).  The members of our Audit Committee, Messrs. de Havilland, Gray, and McCloy, are also independent under the more restrictive independence standard applicable to Audit Committees in NASDAQ Rule 4350(d).

Meetings

During 2007 there were six meetings of our Board, four meetings of the Compensation and Nominating Committee and five meetings of the Audit Committee.  The Independent Directors met in executive session without the presence of Management or employee Directors on four occasions during 2007.  Each Director attended during 2007 at least 75% of Board and Committee meetings of which he was a member.  Clean Diesel does not have a formal policy relating to director attendance at annual meetings but we anticipate that all of the directors will attend the 2008 annual meeting.  Each Director attended the 2007 annual meeting.

Code of Business Ethics and Conduct

On the recommendation of the Audit Committee, the Board has adopted a Code of Business Ethics and Conduct applicable to all of our officers and which is available for viewing on the Clean Diesel web site <www.cdti.com>.  Changes to or waivers of the requirements of the Code will be posted to the web site and reflected in appropriate Securities and Exchange Commission filings.

2.	APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has reappointed the firm of Eisner LLP, Certified Public Accountants ("Eisner"), to be Clean Diesel’s independent registered public accounting firm for the year 2008 and submits that reappointment to stockholders for ratification.  Eisner, an independent member of Baker Tilly International, was also engaged to perform that service by the Audit Committee for the 2007 audit.  A representative of Eisner is expected to be present at the meeting and will have the opportunity to respond to appropriate questions and, if the representative desires to do so, to make a statement.

Audit Fees

Fees for professional services provided by Eisner in the last two fiscal years by category were:

	2007	2006

Audit Fees	$195,000	$61,000
Audit-Related Fees	44,000	─
Tax Fees	─	─
All Other Fees	─	─
	$239,000	$61,000

Audit fees include fees for the audit of the financial statements, quarterly reviews, and for the year 2007, a Sarbanes-Oxley Section 404 internal controls audit. Audit-related fees in 2007 were for services in connection with Clean Diesel’s filing with the Securities and Exchange Commission of a registration statement for the resale of Common Stock and Warrants.

Pre-Approval Policies and Procedures

The Clean Diesel Audit Committee policy is that it must approve in advance an engagement of our independent registered public accounting firm for any audit or non-audit service.

The affirmative vote of a majority of the shares voting is required for the approval of this proposal.  The Board recommends a vote FOR this proposal.

Report of the Audit Committee

Management is responsible for Clean Diesel’s internal controls and its financial reporting.  Eisner, the independent registered public accountant, is responsible for performing an audit of Clean Diesel’s consolidated financial statements for the year ended December 31, 2007 (“Financial Statements”) in accordance with auditing standards generally accepted in the United States of America and for expressing an opinion on the Financial Statements based on their audit.  Eisner is also responsible for performing a Sarbanes-Oxley Section 404 internal controls audit over Clean Diesel’s internal control over financial reporting and for expressing an opinion based on their audit.  In connection with the 2007 audit, the Audit Committee reviewed the scope of the audit plans of the internal auditors and Eisner. The Audit Committee then evaluated and discussed with Management, the internal auditors and Eisner the results of audits performed by the internal auditors and Eisner and their respective reports, both as to accounting issues and internal controls, and, also, the opinions of Eisner as to the Financial Statements and internal controls.  Management has represented that Clean Diesel’s 2007 consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.  Management has also represented that Clean Diesel’s internal controls were effective at December 31, 2007.

The Committee has discussed with Eisner the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. The Committee has received the written disclosures and the representation letter from Eisner required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended, and has discussed with the independent auditors their independence.

Based on the representations and the reviews and discussions referred to above, the Committee recommended to the Board that the Financial Statements be included in Clean Diesel’s Annual Report on Form 10-K for the year ended December 31, 2007 and filed with the Securities and Exchange Commission.

This report has been provided by the following members of the Audit Committee: J. A. de Havilland, D. R. Gray, Chairman, and J. J. McCloy II.

PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

The following table sets forth information known to us regarding the beneficial ownership of Common Stock as of February 29, 2008 by (i) each person owning beneficially more than three percent(4) of the outstanding common; (ii) each of our directors or director nominees; (iii) the Named Executive Officers; and (iv) all directors and executive officers as a group.

		Percentage
Beneficial Owner		Beneficially
Name and Address (1)	No. of Shares (2)(3)	Owned (4)

Channel Hotels and Properties Limited (3)	387,638	4.8%
Udaset Holdings Limited	302,294	3.7%
Kanis SA	343,769	4.2%
Positive Securities Limited (David M. Hunter) (3)	422,761	5.2%
Fuel Tech, Inc. (2)(3)	370,023	4.5%
Waltham Forest Friendly Society (2)(3)	344,892	4.2%
Ruffer LLP (3)	1,215,874	14.9%
Hawkwood Fund Limited (3)	458,148	5.6%
Duckworth Esq.	400,000	4.9%
Ram Ltd.	295,139	3.6%
Avenir Finances S.A.	450,000	5.5%

Directors and Named Executive Officers

Walter G. Copan (2)	40,894	*
John A. de Havilland (2)	56,551	*
Derek R. Gray (2)	216,421	2.6%
Charles W. Grinnell (2)	50,713	*
John J. McCloy II (2)	32,444	*
David F. Merrion (2)	23,000	*
Timothy Rogers (2)	41,740	*
Bernhard Steiner (2)	131,090	1.6%
Ann B. Ruple (2)	15,754	*
All Directors and Officers as a Group (9 persons) (2)	608,607	7.1%

* Less than 1%

(1)
The address of Channel Hotels and Properties Limited is Gouray Lodge, Le Mont de Gouray, Grouville, Jersey, Channel Islands JE3 9GH; of Udaset Holdings Limited is Lord Coutanche House, 62-68 Esplanade Street, St. Helier, Jersey, Channel Islands JE4 5PS; of Kanis SA, c/o SG Associates, Ltd., 82Z Portland Place, London W1B 1NS, U.K.; of Positive Securities Limited is 31, The Parade, St. Helier, Jersey, Channel Islands JE2 3QQ; of Fuel Tech, Inc. is 512 Kingsland Drive, Batavia IL 60510; of Waltham Forest Friendly Society is Key House, 342 Hoe Street, Walthamstow, London E17 9XP, U.K.; of Ruffer LLP is 80 Queen Victoria Street, London SW1E 52C; and of Hawkwood Fund Management and of Duckworth Esq. is The Jersey Trust Company, Elizabeth House, 9 Castle Street, St. Helier, Jersey, Channel Islands JE4 2QP; of Ram Ltd. is 82Z Portland Place, London W1B 1NS, U.K.; of Avenir Finances S.A. is Channel House, Forest Lane, St. Peter Port, Guernsey GY1 4HL, U.K.; the address of directors and Named Executive Officers is c/o Clean Diesel Technologies, Inc., Suite 702, 300 Atlantic Street, Stamford, Connecticut 06901.

(2)
In addition to shares issued and outstanding, includes shares subject to options or warrants exercisable within 60 days for Channel Hotels and Properties Limited, 2,445 shares; Udaset Holdings Limited, 1,164 shares; Kanis SA, 4,249 shares; Positive Securities Limited, 10,328 shares; Waltham Forest Friendly Society, 5,000 shares; Fuel Tech, Inc., 5,000 shares; Ram Ltd., 2,630 shares; Dr. Copan, 35,833 shares; Mr. de Havilland, 43,263 shares; Mr. Rogers, 41,000 shares; Dr. Steiner, 97,000 shares; Mr. Gray, 71,450 shares; Mr. Grinnell, 44,833 shares; Mr. McCloy, 25,000 shares; Mr. Merrion, 23,000 shares; Ms. Ruple, 13,334 shares; and, for all directors and officers as a group, 394,713 shares.  The amount for Mr. de Havilland and for directors and officers as a group does not include 8,026 shares owned by Mr. de Havilland’s adult children as to which he disclaims beneficial ownership.

(3)
To our knowledge the directors and Named Executive Officers hold sole beneficial ownership and investment power over the shares reported; Fuel Tech, Inc. has sole beneficial ownership and investment power over its shareholdings; and the remaining beneficial owners have at least shared investment power over their shareholdings.

(4)
The percentages are percentages of outstanding stock and have been calculated by including warrants and options exercisable within 60 days by the respective stockholders.  In addition, 3% rather than 5% is presented in accordance with standard U.K. practice due to our listing on the Alternative Investment Market of the London Stock Exchange.

EXECUTIVE COMPENSATION

Report of Compensation and Nominating Committee

The Compensation and Nominating Committee has reviewed and discussed with Management the Compensation Discussion and Analysis which appears immediately below in this Proxy Statement.  Based on this review and discussion, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

By the Compensation and Nominating Committee
John de Havilland, Chairman, John J. McCloy II and David F. Merrion

Compensation Discussion and Analysis

Compensation Program Objectives

We develop, design, market and license patented technologies and solutions that reduce harmful emissions from internal combustion engines, while simultaneously improving fuel economy and engine power.  Continued investment in, and protection of our intellectual property as well as intensive marketing and commercializing of our products to increase revenue, are fundamental to us.  We are committed to ensuring our growth and maximizing stockholder value.  To that end, we have concentrated our efforts on enhancing our core technologies, building innovative product and service offerings, and promoting our expanding brand portfolio.  Thus, our compensation programs are designed to enable us to achieve the following objectives:

•	to ensure that we remain as a market leader in the development of innovative, technical solutions;
•	to attract, engage and retain top talent that ensures the achievement of business goals, strategies and objectives;
•	to support an integrated team-oriented philosophy; and
•	to provide stockholders with a superior rate of return.

Compensation Elements

Our executive compensation program has as a primary purpose our need to attract, retain and motivate the highly trained, experienced individuals whose technical expertise and business talents will enable us to succeed.  The key components of that program during the last fiscal year were base salary, annual bonus awards and long-term incentives, as follows.

Base Salary

Executive base salaries are approved by the Compensation and Nominating Committee on recommendation of the Chief Executive Officer, except that the base salary of the Chief Executive Officer is fixed by the Committee itself.  In approving or fixing base salaries, the Committee acts in its collective business judgment and experience on what it understands to be fair, reasonable and equitable compensation in view of our requirements for recruiting and retention in a highly competitive market.  The Committee does not rely on compensation consultants.  In its deliberations, the Committee considers:

•	the executive’s compensation relative to other officers;
•	recent and expected performance of the executive;
•	our recent and expected overall performance; and
•	our overall budget for base salary increases.

In 2006, in an effort to control costs, we implemented a salary reduction program for our managers that reduced 2006 payroll expense by $101,000.   In 2007, however, to satisfy our undertaking to employees in 2006 to restore the salary reductions, if the Company’s performance justified it, we restored approximately $44,000 of salary reductions.

Annual Incentive and Bonus Awards

2007

In 2007, potential cash awards under our incentive cash bonus program, called the Management Incentive Program (“MIP”), were designed to focus our managers on the achievement of Company financial targets for that year, as well as on individual objectives established at the commencement of the year.

The 2007 MIP was structured as follows:

•	Participation in the incentive program was limited to managers and provides for executive managers other than Bernhard Steiner.

For each of the above a bonus of 100% of Target will be payable if the Company attains budgeted revenue for 2007 of $6,369,000.  Target for each of the above means an amount equal to 25% of such person’s annual gross salary.  If 80% of the budgeted revenue is attained, the bonus payable for each participant will be 90% of Target; if 70% of the budgeted revenue is attained, the bonus payable will be 80% of Target.  If revenue is less than 70% of budgeted revenue, no bonus will be payable. If an amount of 150% of budgeted revenue is attained, then the bonus payable will be 150% of Target.

For Bernhard Steiner:

The Target shall be an amount equal to €100,000 and

1.	If the above referenced budgeted revenue is attained, then a bonus of 25% of Target is payable.

2.	If the price per share of the Company’s Common Stock shall be in excess of $10.00 (adjusted for the reverse stock split) on June 30, 2007, then a bonus of 25% of Target is payable.

3.	If the price per share of the Company’s Common Stock shall be in excess of $12.50 per share (adjusted for the reverse stock split) on December 28, 2007, then a bonus of 25% of Target is payable.

4.	If the Company’s Common Stock shall be listed on a recognized U.S. stock exchange during 2007, then a bonus of 25% of Target is payable.

Bernhard Steiner ─ All milestones, except 92.5% of performance milestone (85% of plan achieved).

Timothy Rogers, Ann Ruple and Walter Copan ─ 92.5% of performance milestone (85% of plan achieved).

2006

The 2006 MIP was structured as follows:

•	Participation in the incentive program was limited to managers.

•
For every dollar of salary reduction under the salary reduction program described above, the participant would have the opportunity to recover that reduction by a cash bonus payable on the attainment of progress toward the U.S. and International sales goals for 2006.  25% of the bonus could be earned by meeting thresholds within the sales targets and the balance on meeting personal goals agreed by the relevant manager and approved by the Chief Executive Officer.  Reduced salaries could be made good on attaining 65% of targets, another incremental amount almost equal to the salary reduction could be earned, if the revenue targets are attained, and, if revenues were to reach 150% of the target, an amount approaching three times the salary reduction could be earned.

•
In 2006, the financial metrics set for that year’s bonus program were not achieved, and, accordingly, awards were not made to participants in the MIP.  A limited number of employees, however, did receive cash bonuses awarded in the Committee’s business judgment on an individual performance basis, principally related to our success in the 2006 fund raising effort and also with respect to individual efforts related to our technologies.  The individual performance awards to the Named Executive Officers are set out in the “Bonus” column of the Summary Compensation Table below.  The Committee’s approval of specific bonus payments to individual employees was based on several considerations, including the employee’s base salary and specific identifiable achievements.  The 2006 bonus for Dr. Steiner was principally based on the Committee’s evaluation of the value to Clean Diesel arising from Dr. Steiner’s efforts in the 2006 fund raising program.

Long-Term Incentives

We have one equity-based employee compensation plan, referred to as the 1994 Incentive Plan, approved by the stockholders in 1994 and in 2002, under which awards may be granted to participants in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance awards, bonuses or other forms of share-based or non-share-based awards or combinations thereof.  Participants in the 1994 Incentive Plan may be our directors, officers, employees, consultants or advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of our business.

Our long-term equity incentives are stock options and are designed to focus management on the long-term success of the Company as evidenced by appreciation of the Company’s stock price over several years, by growth in its earnings per share and other elements, and thereby, to align the interests of the optionees with the interests of the stockholders.

Details concerning stock options awarded in 2007 to the Named Executive Officers and to the directors are set out in the Summary Compensation Table and the Grants of Plan-Based Awards Table below.

Management and Committee Compensation Actions for 2007

At its meeting on December 15, 2006, the Committee held an executive session and fashioned a recommendation to the Board for the grant of stock options under the Clean Diesel 1994 Incentive Plan.  The Board then took that recommendation under advisement until a later time, the Company then being in a closed period. Then in a meeting on January 4, 2007, the Board reviewed the recommendations of the Committee and awarded stock options to acquire 125,000 shares of Common Stock of which 98,000 were awarded to management and other employees, 2,000 to an outside consultant and 25,000 to the non-executive directors.

On the recommendation of the Chief Executive Officer, the Committee, by unanimous written consent, approved on January 12, 2007 a five percent base salary increase effective January 1, 2007 for six employees, including Dr. Copan, Mr. Rogers and Dr. Steiner.

In March 2007, the Chief Executive Officer proposed a 2007 bonus plan, the “2007 Management Incentive Plan.” After review and certain adjustments to that plan in executive session, it was adopted by the Committee on March 21, 2007.

On August 9, 2007, on the recommendation of the Chief Executive Officer, special performance bonuses were approved by the Committee to be made to four employees and one Director, including, Dr. Copan, Mr. Grinnell, and Ms. Ruple.

On November 7, 2007, after executive session and on the recommendation of the Chief Executive Officer to the effect that the Company’s performance to date in 2007 justified the restoration of certain 2006 salary reductions, the Committee approved an increase in the 2007 base salaries of Dr. Steiner, Dr. Copan and Ms. Ruple.

Also on November 7, 2007, the Board granted a stock option to a consultant to acquire 5,000 shares of Common Stock.

On December 18, 2007, on the recommendation of the Chief Executive Officer, the Committee approved salary increases effective January 1, 2008 for thirteen employees and also approved a recommendation to the Board to award stock options to various participants in the 1994 Plan.  Acting on that recommendation, on December 18, 2007, the Board awarded options to acquire 161,166 shares of Common Stock, of which 126,666 were awarded to Management and other current and former employees, 1,000 to an outside consultant, and 33,500 to the independent directors.

Ownership Guidelines

We do not have a stock ownership policy for Senior Executives.

Hedging and Insider Trading Policies

We do not have a formal policy on hedging.  We prohibit trading in our securities during closed periods which are the two months before the release of annual results and one month before the release of quarterly results.

Equity Grant Practices

Under the 1994 Incentive Plan, the Board grants stock option awards for a term of not more than ten years.  Stock option awards are made by the full Board rather than the Compensation and Nominating Committee because the non-executive directors themselves are eligible for discretionary stock option awards.  The awards have an exercise price per share equal to fair market value on the grant date.  Fair market value is the mean of the high and low trading price, or if there are not trading prices, the bid and asked prices, reported in either case on The NASDAQ Stock Market LLC.  The grant date is the date of Board action but may be a future date tied to an event, such as commencement of employment.  Under the current policy of the Board, awards to employees may be exercised one-third on the grant date and one-third on each of the first and second anniversaries of the grant date; awards to new employees may be granted so as to be exercised one-third on each of the first through third anniversaries of grant; option awards may in the discretion of the Board be Incentive Stock Options under Internal Revenue Code Section 422, if awarded to U.S. employees; on resignation, options which may then be exercised continue to be exercisable for time periods depending on length of employment, so that such options are exercisable for 180 days, if employed less than three years; for two years, if employed for between three and five years; for three years, if employed between five and seven years; for five years if employed more than seven years; but in no event later than the basic ten-year option term.  In case of death, total disability or normal retirement, the portion of the option then vested shall continue in force and be exercisable until the expiration of the basic ten-year term, but the then unvested portion of the option shall terminate and be of no effect.

Retirement Benefits

We have no defined benefit pension plan.  We have a 401(k) Plan covering substantially all employees.  The 401(k) Plan is an important factor in attracting and retaining employees as it provides an opportunity to accumulate retirement funds.  Our 401(k) Plan provides for annual deferral of up to $15,500 for individuals until age 50, $20,500 for individuals 50 and older, or, as allowed by the Internal Revenue Code.  If an employee contributes 5% to the 401(k) Plan, we match 100% of employee contributions up to 4% of employee salary.  Matching contributions vest immediately.

Welfare Benefits

In order to attract and retain employees, we provide certain welfare benefit plans to its employees, which include medical and dental insurance benefits.  We may also provide other benefits to executives including term life insurance and disability insurance.  These benefits are not provided to non-employee directors.

Employment Agreements; Severance Arrangements

Each of the “Named Executive Officers,” identified below in the Summary Compensation Table, is party to our form of employment agreement with similar provisions.  These agreements are for indefinite terms except for Dr. Steiner whose agreement expires September 13, 2010.  These agreements provide for severance benefits.  The severance benefit is payable in the event of termination of employment because of physical incapacity or without cause.  Termination of employment without cause is termination under circumstances other than resignation, retirement or cause and includes constructive discharge.  Termination for cause, for which no severance is payable, is termination on account of conviction or plea of guilty to a felony; any instance of fraud, embezzlement, self dealing, insider trading or similar malfeasance with respect to the Company regardless of amount; substance or alcohol abuse; or other conduct for which dismissal has been identified by us in writing as a potential disciplinary measure.

The severance benefit for incapacity for each of the officers is in the form of base salary for six months.  The severance benefit for termination without cause is base salary and benefit continuation for varying time periods depending on the employee or until the employee finds comparable employment.  Benefit continuation includes health and medical insurance, life insurance, 401(k) Plan match, and the employer’s portion of social security.  The time periods and estimated cash value of benefits are:  for Dr. Steiner, six months ($240,000) or the remaining amount of his agreement, if less; for Ms. Ruple, six months ($110,000); for Dr. Copan, one year ($281,000); for Mr. Rogers, three months ($77,000); and for Mr. Reid, six months ($96,000).  The value of these estimated severance benefits is based on the amount of base salary and benefits payable from January 1, 2008 for the applicable time period.

Under the several employment agreements, each of the officers is indefinitely obligated to maintain confidentiality of our proprietary information and to assign inventions made in the course of employment by us.  Also, for two years after termination, the officers are required to report to us the nature of any employment.  Severance benefits are not explicitly conditioned on these undertakings.

Options Vesting on Change in Control

Under the 1994 Incentive Plan, all outstanding options shown in the table below “Outstanding Equity Awards at Fiscal Year End” for the Named Executive Officers will become immediately exercisable in the event that there is with respect to us, a “Change in Control.”  A “Change in Control” takes place if (a) any person or affiliated group becomes the beneficial owner of 51% or more of our outstanding securities; (b) in any two-year period, persons in the majority of the Board cease being so unless the nomination of the new directors was approved by the former directors when they were in office; ( c) a business combination takes place where our shares are converted to cash, securities or other property, but not in a transaction in which our stockholders have proportionately the same share ownership before and after the transaction; or (d) our stockholders approve of a plan for our liquidation or dissolution.

Indemnification and Insurance

Under our Certificate of Incorporation, indemnification is afforded our directors and executive officers to the fullest extent permitted by Delaware law.  Such indemnification also includes payment of any costs which an indemnitee incurs because of claims against the indemnitee and provides for advancement to the indemnitee of those costs, including legal fees.  We are, however, not obligated to provide indemnity and costs where it is adjudicated that the indemnitee did not act in good faith in the reasonable belief that the indemnitee’s actions were in our best interests, or, in the case of a settlement of a claim, such determination is made by our Board.

We carry insurance providing indemnification, under certain circumstances, to all of our directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers.  The current annual premium for this policy is $57,000.

No payments have been made to any of our past or present directors or officers for such indemnification or under any insurance policy.

Compensation Recovery Policies

We maintain a policy that we will evaluate in appropriate circumstances whether to seek the reimbursement of certain compensation awards paid to an executive officer, if such executive engages in misconduct that caused or partially caused a restatement of our financial results, in accordance with section 304 of the Sarbanes-Oxley Act of 2002.  If circumstances warrant, we will seek to recover appropriate portions of the executive officer’s compensation for the relevant period, as provided by law.

Tax Deductibility of Executive Compensation

We review and consider the deductibility of executive compensation under the requirements of Internal Revenue Code Section 162(m), which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals.  We believe that compensation paid under our incentive plans is generally fully deductible for federal income tax purposes.

Accounting for Equity-Based Compensation

On January 1, 2006, we began accounting for the equity-based compensation issued under the 1994 Incentive Plan in accordance with the requirements of FASB Statement of Financial Accounting Standards No. 123(R), “Share-based Payment.”

SUMMARY COMPENSATION TABLE

The table below sets forth information concerning fiscal year 2007 compensation in excess of $100,000 for the “Named Executive Officers” in all capacities awarded to, earned by or paid to Dr. Bernard Steiner, President and Chief Executive Officer; Ann B. Ruple, Vice President, Treasurer and Chief Financial Officer; Dr. Walter G. Copan, Executive Vice President, North America and Chief Technical Officer;  R. Glen Reid, (former) Vice President, Sales and Marketing; and Timothy Rogers, Executive Vice President, International as well as the fiscal 2006 compensation.

Name and Principal Position	Year	Salary	Bonus (1)		Option Awards (2)		Non-Equity Incentive Plan Compensation ($) (3)		All Other Compensation (4)		Total
(a)	(b)	(c)	(d)		(e)		(f)		(g)		(h)

Bernhard Steiner	2007	$260,103	$	─		$816,807		$144,487		$70,230	$1,291,627
President and Chief Executive Officer	2006	$222,172		$67,585	$	─	$	─		$66,269	$356,026

Ann B. Ruple (5)	2007	$158,300		$10,000		$297,920		$35,844		$25,616	$527,680
Vice President, Treasurer and Chief Financial Officer	2006	$8,247	$	─		$73,888	$	─	$	─	$82,135

Timothy Rogers	2007	$258,695	$ ─			$324,514		$60,032		$33,401	$676,642
Executive Vice President International	2006	$227,096		$19,643	$	─	$	─	$	─	$246,739

Walter G. Copan	2007	$204,124		$10,000		$377,304		$46,134		$56,135	$693,697
Executive Vice President North America and Chief Technical Officer	2006	$195,000		$25,000	$	─	$	─		$27,446	$247,446

R. Glen Reid (5)	2007	$163,797	$	─		$45,342	$	─		$28,144	$237,283
Former Vice President, Sales and Marketing	2006	$163,797	$	─	$	─	$	─		$27,304	$191,101

(1)
These bonus payments were for personal performance.  See Note 3.  Salary and incentive payments to Dr. Steiner and Mr. Rogers were paid in euros and sterling, respectively, and were valued by the dollar conversion rate for those currencies as reported in the Wall Street Journal with respect to banking transactions of $1 million or more as of the date accrued.

(2)
The option awards for 2007 and 2006 do not represent cash paid to the optionees.  The dollar amounts reflect the aggregate grant date fair value in accordance with SFAS No. 123R.  The methodology of and all assumptions made in the valuation of these option awards are disclosed in Note 7 to Clean Diesel’s Consolidated Financial Statements for the fiscal year 2007.

(3)
The amount of the incentive bonus awarded to the Named Executive Officer in March 2008 for 2007 performance was based on the metrics and other criteria described in the Compensation Discussion and Analysis section above for the 2007 Incentive Plan.  No incentive awards were earned under the 2006 Incentive Plan.

(4)
“All Other Compensation” includes 401(k) match, life insurance premiums, disability insurance premiums, medical and dental insurance premiums, and, for Dr. Steiner, includes €50,000 ($75,000) pursuant to his employment agreement as cash in lieu of medical and retirement plan benefits.

(5)	Ms. Ruple commenced employment on December 13, 2006. Mr. Reid was not an officer of the Company after June 2007.

GRANTS OF PLAN-BASED AWARDS

The following table sets out information relating to grants of plan-based awards to the Named Executive Officers in the fiscal year 2007.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (1) (#)	Exercise or Base Price of Option Awards (2) ($)	Grant Date Fair Value of Stock and Option Awards ($)
(a)	(b)	(i)	(k)	(l)

Bernhard Steiner	01/04/07	38,000	$9.10	$295,448
	12/18/07	35,000	$19.125	$521,359

Ann B. Ruple	12/18/07	20,000	$19.125	$297,920

Timothy Rogers	01/04/07	13,000	$9.10	$101,074
	12/18/07	15,000	$19.125	$223,439

Walter G. Copan	01/04/07	15,000	$9.10	$116,624
	12/18/07	17,500	$19.125	$260,680

R. Glen Reid	01/04/07	2,000	$9.10	$15,550
	12/18/07	2,000	$19.125	$29,792

(1)
Under the current policy of the Board, employee options are granted for a ten-year term to vest one-third immediately and one-third on each of the first and second anniversaries of grant.  Of the 12/18/07 option awards indicated for Mr. Copan and Ms. Ruple, 5,228 of each award was an incentive stock option.

(2)	Our options are valued for exercise price purposes at the mean of the high and low trading prices or, if none, bid and asked prices, as reported on the NASDAQ Stock Market LLC on the grant date.

OPTION EXERCISES AND STOCK VESTED

The following table sets out information concerning exercises of stock options during 2007 for the Named Executive Officers. The Company does not currently have compensation programs that involve stock vesting.

Name	Number of Shares Acquired on Exercise (1)	Value Realized on Exercise
(a)	(b)	(c)

Timothy Rogers	3,272	$64,396

(1)    Mr. Rogers exercised 6,667 options and surrendered 3,394 shares to pay the exercise price and taxes on the difference between the fair market value on date of exercise and the exercise price.  The number of shares above reflects the net shares issued to Mr. Rogers upon exercise.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets out information as to the Named Executive Officers concerning their unexercised options awards, by award outstanding at fiscal 2007 year end.

Name	Number of Securities Underlying Unexercised Options # Exercisable	Number of Securities Underlying Unexercised Options # Unexercisable	Option Exercise Price	Option Expiration Date (1)
(a)	(b)	(c)	(d)	(e)

Bernard Steiner	30,000	─	$9.20	09/13/14
	10,000	─	$9.70	12/09/14
	20,000	─	$5.10	12/20/15
	25,333	12,667	$9.10	01/04/17
	11,667	23,333	$19.125	12/18/17

Ann B. Ruple	6,667	3,333	$8.25	12/13/16
	6,667	13,333	$19.125	12/18/17

Walter G. Copan	10,000	10,000	$6.96	08/03/15
	10,000	─	$5.10	12/20/15
	10,000	5,000	$9.10	01/04/07
	5,833	11,667	$19.125	12/18/07

Timothy G. Rogers	20,000	─	$9.75	09/30/13
	4,000	─	$9.70	12/09/14
	3,333	─	$5.10	12/20/15
	8,667	4,333	$9.10	01/04/17
	5,000	10,000	$19.125	12/18/17

R. Glen Reid	10,000	─	$16.50	04/23/12
	8,000	─	$8.25	06/11/13
	4,000	─	$15.35	12/02/13
	4,000	─	$9.70	12/09/14
	3,400	667	$5.10	12/20/15
	1,333	1,333	$9.10	01/04/17
	667	1,333	$19.125	12/18/17

(1)
The option expiration date indicated is the tenth anniversary of the date of grant.  Each of the foregoing options is for a ten-year term and vests as to the shares granted, one-third on grant and one-third on each of the first and second anniversaries of grant.  On resignation, those of the above options which have not expired may continue to be exercisable for time periods depending on length of employment, so that such options are exercisable for 180 days, if employed less than three years; for two years, if employed for between three and five years; for three years, if employed between five and seven years; for five years if employed more than seven years; but in no event later than the basic ten-year option term.  In case of death, total disability or normal retirement, the portion of the option then vested shall continue in force and be exercisable until the expiration of the basic ten-year term, but the then unvested portion of the option shall terminate and be of no effect.

DIRECTOR COMPENSATION

In 2007, our directors were paid an annual retainer of $30,000.  The Chairman of the Board and the Chairman of the Audit Committee received, respectively, an additional annual retainer of $30,000 and $10,000.  Retainers were paid quarterly in arrears.  There are no meeting fees.  Directors are also eligible for stock option awards.  Stock option awards to non-executive directors are, under the current policy of the Board, for a ten-year term and are fully vested when granted.  Directors who are also our employees or executive officers receive no compensation for their service as directors as such, and accordingly, Messrs. Grinnell and Steiner are not included in the table.

Summary Director Compensation Table

The following table shows for our non-executive directors all compensation earned in 2007 on account of fees, whether paid in cash or stock, and stock option awards.

Name	Fees Earned Or Paid in Cash ($)		Option Awards (3) ($)	Total ($)
(a)	(b)		(d)	(e)

J. A. de Havilland	$30,000	(1)	$145,636	$175,636

D. R. Gray	70,000	(1)	268,395	338,395

J. J. McCloy II	30,000		145,636	175,636

D. F. Merrion	50,000	(2)	145,636	195,636

(1)    Of these fee amounts, Messrs. Gray and McCloy, respectively, accepted payments for $17,500 in the form of 1,721 shares and for $7,500 in the form of 737 shares.  These shares which were valued at the high and low trading prices over the quarter in which the fees were earned, are not deferred compensation and, having been purchased, are not stock awards.  These share payments were completed prior to the Company’s listing on NASDAQ and the Company ceased the shares in lieu of cash fees program in 2007.

(2) Includes $20,000 fees attributable to service on the Company’s Technical Advisory Board.
(3) The values shown for 2007 option awards were calculated in accordance with SFAS No. 123(R) and do not represent cash paid to the optionee.

DIRECTORS OUTSTANDING STOCK OPTIONS AT 2007 FISCAL YEAR END

The following table sets out by grant date the outstanding options held at year end 2007 by the directors.  All of these options are vested.

Name	Number of Securities Underlying Unexercised Options #	Option Exercise Price	Option Expiration Date (1)
(a)	(b)	(c)	(d)

John A. de Havilland (1)	2,000	$4.50	06/14/09
	2,000	$12.50	02/10/10
	2,000	$9.825	03/14/11
	5,000	$14.50	03/13/12
	4,000	$8.25	06/11/13
	2,000	$15.35	12/02/13
	3,000	$9.70	12/09/14
	3,000	$5.10	12/20/15
	5,000	$9.10	01/04/17
	7,000	$19.125	12/18/17

Derek R. Gray (1)	2,000	$4.50	06/14/09
	2,000	$12.50	02/10/10
	2,000	$9.825	03/14/11
	5,000	$14.50	03/13/12
	7,000	$8.25	06/11/13
	4,000	$15.35	12/02/13
	5,000	$9.70	12/09/14
	3,000	$5.10	12/20/15
	10,000	$9.10	01/04/17
	12,500	$19.125	12/18/17

John J. McCloy II	10,000	$7.875	06/09/15
	3,000	$5.10	12/20/15
	5,000	$9.10	01/04/17
	7,000	$19.125	12/18/17

David F. Merrion	11,000	$8.375	11/13/16
	5,000	$9.10	01/04/17
	7,000	$19.125	12/18/17

(1) Each of these options is for a ten-year term and was fully vested on date of grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management and Services Agreement

We entered into a Management and Services Agreement dated July 1995, as amended (the "Services Agreement") with Fuel Tech, Inc., successor to Fuel-Tech N.V.  As of February 29, 2008, Fuel Tech, Inc. held 4.5% of our Common Stock.  Services provided to us under the Services Agreement are principally legal services provided by Mr. Grinnell who is an employee and director of Fuel Tech, Inc. and a director and officer of Clean Diesel.  In 2007, 2006 and 2005, the amounts of $71,000, $70,000 and $71,000, respectively, were paid by us to Fuel Tech, Inc. on account of these services.  Mr. Grinnell will recuse himself from consideration of any transactions between these companies that may be, or may appear to be, material to either company.

Technology Assignments

Our technology is comprised of patents, patent applications, trade or service marks, data and know-how.  A substantial portion of this technology is held under assignments of technology from Fuel Tech, Inc.  The assignments provide for running royalties payable to Fuel Tech, Inc. commencing in 1998 of 2.5% of gross revenues derived from platinum fuel catalysts.  Such royalties incurred in 2007, 2006 and 2005 were $14,300, $14,500 and $10,300.  We may at any time terminate the royalty obligation by payment to Fuel Tech, Inc. of $1.1 million in 2008.

GENERAL

Section 16(a) Beneficial Ownership Reporting Compliance

Based on filings with the Securities and Exchange Commission, we believe that all our officers and directors were in compliance with 2007 filing requirements relating to beneficial ownership reports under Section 16(a) of the Securities Exchange Act of 1934, except that the following filings were delayed, each filing relating to a single transaction and a Form 4:  for Mr. Copan due on January 3 and December 20 were filed January 9 and December 21; for Mr. de Havilland due on January 9, November 29, November 30 and December 20 were filed January 10, December 19, December 20 and December 21;  for Mr. Gray due on January 3 and December 20 were filed on January 10 and December 21;  for Mr. Grinnell due on January 8 and December 20 were filed on January 9 and December 21; for Mr. McCloy due on January 8 and 16 and December 20 were filed on January 10 , January 17 and December 21; for Mr. Merrion due on January 8 and December 20 were filed on January 9 and December 21; Mr. Rogers due on March 22 and December 20 were filed on April 3 and December 21; for Ms. Ruple due on March 22 and December 20 were filed on April 3 and December 21; for Mr. Steiner due on January 8 and December 20 were filed on January 10 and December 21.

Stockholder Proposals

Proposals of stockholders intended for inclusion in the Proxy Statement and proxy to be mailed to all stockholders entitled to vote at our 2009 annual meeting must be received in writing at the address set out on the Notice of Meeting on or before December 3, 2008 and thereafter, may be excluded.

Communications with the Board of Directors

Any stockholder desiring to send a communication to the Board, or any individual director, may forward such communication to the Corporate Secretary to our address set out on the Notice of Meeting.  Under procedures fixed from time to time by the independent directors, the Corporate Secretary will collect and organize all such communications and forward them to the Board or individual director.

Other Business

Management knows of no other matters that properly will be, or are likely to be, brought before the Meeting other than those described in this Proxy Statement.

By Order of the Board of Directors

Charles W. Grinnell
Secretary

Stamford, Connecticut
April 1, 2008

We will provide without charge to each person being solicited by this Proxy Statement, upon written request, a copy of the Annual Report of Clean Diesel Technologies, Inc. on Form 10-K for the year ended December 31, 2007, including the consolidated financial statements and schedules thereto, as filed with the Securities and Exchange Commission. All such requests should be directed to the Corporate Secretary at our address on the Notice of Meeting.

Statements in this Proxy Statement which are not historical facts, so-called “forward-looking statements” are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Stockholders are cautioned that all forward-looking statements involve risks and uncertainties, including those detailed in our filings with the Securities Exchange Commission.